U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

              Commission File Number: 0-22720

                   NOTIFICATION OF LATE FILING


[ ] Form 10-K   [ ] Form 20F   [ ] Form 10-Q    [ ]  Form N-SAR
[X] Form 10-KSB [ ] Form 10-QSB

For the Period Ended February 28, 2002.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________


                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      Cyclo3pss Corporation

Address of Principal          7105 South Highland Drive #102
Executive Office:             Salt Lake City, Utah 84121

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.
(Check box if appropriate)

     [X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

     [X]  (b)    (i) The subject annual report, semi-annual
report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ]       (ii) The subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company changed independent accountants during the month of May 2002 and its audited financial statements for the year ended February 28, 2002, are not completed yet.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Mondis Nkoy
               Telephone:  (801) 972-9090

          (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          CYCLO3PSS CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 5/28/02                      /s/Mondis Nkoy
     ------------------            ----------------------------
                                   Mondis Nkoy
                                   Principal Financial Officer